Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States of America

Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

U.S.A.

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

United States

As representatives of the prospective underwriters

VIA EDGAR

October 22, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Joshua Shainess
Ms. Kathleen Krebs
Mr. Joseph Cascarano
Mr. Robert S. Littlepage

Re:	Youdao, Inc. (the “Company”)
Registration Statement on Form F-1, as amended (File No. 333-234009)
Registration Statement on Form 8-A (File No. 001-39087)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time, on October 24, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between October 15, 2019 and the date hereof, copies of the Company’s Preliminary Prospectus dated October 15, 2019 were distributed as follows: 3,924 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

2

Very truly yours,

Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC

As representatives of the prospective underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Katherine Fang
Name:	Katherine Fang
Title:	Managing Director

[Signature Page to Acceleration Request]

MORGAN STANLEY & CO. LLC

By:	/s/ Yiyang Tao
Name:	Yiyang Tao
Title:	Managing Director

[Signature Page to Acceleration Request]

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Felipe Portillo
Name:	Felipe Portillo
Title:	Managing Director

[Signature Page to Acceleration Request]